Exhibit 99.32

PRESS RELEASE
CRESCENT POINT ENERGY CORP. ANNOUNCES YEAR-END 2012 RESULTS

March 14, 2013 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX: CPG) is pleased to announce its operating and financial results for the year ended December 31, 2012. The Company also announces that its audited financial statements and management’s discussion and analysis for the year ended December 31, 2012, will be available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on Crescent Point’s website at www.crescentpointenergy.com.

FINANCIAL AND OPERATING HIGHLIGHTS
	Three months ended December 31			Year ended December 31
(Cdn$000s except shares, per share and per boe amounts)	2012	2011	% Change	2012	2011	% Change
Financial
Funds flow from operations (1)	430,386	381,922	13	1,601,850	1,293,257	24
Per share (1) (2)	1.18	1.32	(11)	4.83	4.65	4
Net income (loss) (3)	(95,241)	(86,197)	10	190,653	201,134	(5)
Per share (2) (3)	(0.26)	(0.30)	(13)	0.57	0.72	(21)
Dividends paid or declared	255,621	199,869	28	931,400	771,362	21
Per share (2)	0.69	0.69	-	2.76	2.76	-
Payout ratio (%) (1) (4)	59	52	7	58	60	(2)
Per share (%) (1) (2) (4)	58	52	6	57	59	(2)
Net debt (1) (5)	1,760,324	1,220,144	44	1,760,324	1,220,144	44
Capital acquisitions (net) (6)	926,985	2,765	33,426	3,021,230	201,313	1,401
Development capital expenditures (7)	463,438	458,874	1	1,488,947	1,238,795	20
Decommissioning and environmental expenditures (7)	4,478	2,888	55	15,440	7,307	111
Weighted average shares outstanding (mm)
Basic	361.2	286.6	26	329.4	275.4	20
Diluted	363.4	289.3	26	331.8	278.2	19
Operating
Average daily production
Crude oil and NGLs (bbls/d)	97,731	73,667	33	89,704	66,604	35
Natural gas (mcf/d)	61,654	45,257	36	54,284	43,172	26
Total (boe/d)	108,007	81,210	33	98,751	73,799	34
Average selling prices(8)
Crude oil and NGLs ($/bbl)	78.78	90.88	(13)	80.51	87.62	(8)
Natural gas ($/mcf)	3.36	3.48	(3)	2.61	3.87	(33)
Total ($/boe)	73.20	84.37	(13)	74.57	81.35	(8)
Netback ($/boe)
Oil and gas sales	73.20	84.37	(13)	74.57	81.35	(8)
Royalties	(13.97)	(14.42)	(3)	(12.95)	(13.95)	(7)
Operating expenses	(12.15)	(11.17)	9	(11.65)	(11.16)	4
Transportation	(1.74)	(2.01)	(13)	(1.83)	(1.91)	(4)
Netback prior to realized derivatives	45.34	56.77	(20)	48.14	54.33	(11)
Realized gain (loss) on derivatives	1.15	(3.37)	134	(0.49)	(2.97)	(84)
Netback (1)	46.49	53.40	(13)	47.65	51.36	(7)
(1)
Funds flow from operations, payout ratio, net debt and netback as presented do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Please refer to the Non-GAAP Financial Measures section of this press release.

(2)	The per share amounts (with the exception of per share dividends) are the per share – diluted amounts.
(3)
Net income for the three months and year ended December 31, 2012, includes unrealized derivative losses of $20.1 million and unrealized derivative gains of $185.7 million, respectively. Net income for the three months and year ended December 31, 2011, includes unrealized derivative losses of $271.4 million and $6.2 million, respectively.

(4)	Payout ratio is calculated as dividends paid or declared (including the value of dividends paid pursuant to the Company’s dividend reinvestment plans) divided by funds flow from operations.
(5)
Net debt includes long-term debt, working capital and long-term investments, but excludes derivative asset, derivative liability and unrealized foreign exchange on translation of US dollar senior guaranteed notes.

(6)	Capital acquisitions represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.
(7)
Decommissioning and environmental expenditures for the three months and year ended December 31, 2012 includes environmental emission reduction expenditures of $1.4 million and $3.3 million, respectively.  Decommissioning and environmental expenditures for the three months and year ended December 31, 2011 includes environmental emission reduction expenditures of $1.6 million and $3.6 million, respectively.  Environmental emission reduction expenditures are also included in Development capital expenditures in the table above, whereas decommissioning expenditures are not.

(8)	The average selling prices reported are before realized derivatives and transportation charges.

FOURTH QUARTER 2012 HIGHLIGHTS

In fourth quarter 2012, Crescent Point continued to execute its integrated business strategy of acquiring, exploiting and developing high-quality, long-life light and medium oil and natural gas properties.

•
Crescent Point achieved a new production record in fourth quarter 2012 and averaged 108,007 boe/d, weighted 90 percent to light and medium crude oil and liquids. This represents a growth rate of 8 percent over third quarter 2012 and 33 percent over fourth quarter 2011.

•
During the quarter, the Company spent a record $405.6 million on drilling and development activities, drilling 169 (127.1 net) wells with a 98 percent success rate. Crescent Point also spent $57.8 million on land, seismic and facilities, for total capital expenditures of $463.4 million.

•
Crescent Point generated funds flow from operations of $430.4 million ($1.18 per share – diluted) in fourth quarter 2012, representing a 13 percent increase over fourth quarter 2011 funds flow from operations of $381.9 million ($1.32 per share – diluted).

•
Crescent Point maintained consistent monthly dividends of $0.23 per share, totaling $0.69 per share for fourth quarter 2012. This is unchanged from $0.69 per share paid in fourth quarter 2011. On an annualized basis, the fourth quarter dividend equates to a yield of 7.0 percent, based on a volume weighted average quarterly share price of $39.24.

•
During fourth quarter, the Company closed the acquisition (the “Ute Acquisition”) of Ute Energy Upstream Holdings LLC (“Ute”), a privately held oil and gas producer with assets in the Uinta Basin light oil resource play in northeast Utah. The assets acquired included production of approximately 7,800 boe/d and approximately 270 net sections of land in the centre of the resource play.

•
Also during the quarter, Crescent Point closed a bought deal financing and the associated partial over-allotment option exercise. A total of 20,000,000 shares were issued at a price of $40.00 per Crescent Point share for aggregate gross proceeds of $800 million.

•
Crescent Point continued to increase oil deliveries through its recently expanded Stoughton rail terminal, providing access to diversified refining markets and more stable price differentials to WTI. During the quarter, the Company also shipped the first oil deliveries through its Dollard rail terminal in southwest Saskatchewan. Fourth quarter average rail throughput was more than 19,000 bbl/d and 2,000 bbl/d, respectively. Between financial WTI derivatives and term rail contracts, Crescent Point has locked in more than 15,000 bbl/d of production for the next 18 months at selling prices greater than CDN$90.00/bbl.

2012 HIGHLIGHTS

•	Crescent Point grew average daily production in 2012 to 98,751 boe/d, a 34 percent increase over 2011. Production was weighted 91 percent to light and medium crude oil and liquids.

•
In 2012, the Company spent $1.5 billion on development capital activities, including $1.2 billion on drilling and development activities and $247.7 million on land, seismic and facilities. Crescent Point drilled 562 (369.0 net) wells in 2012 with a 99 percent success rate.

•
Consistent with Crescent Point’s dedication to environmental responsibility, in 2012 the Company contributed $18.1 million ($0.50 per produced boe) to its reclamation fund. The Company spent $15.4 million during the year on decommissioning and environmental emission reduction projects. Since inception, $56.0 million has been contributed to the reclamation fund and $45.5 million has been spent.

•	Crescent Point completed more than $3.0 billion in acquisitions during 2012, which both consolidated existing key resource plays and established the Uinta Basin as a new core area.

•
The Company increased proved plus probable reserves by 43 percent to 608.8 million boe (“mmboe”) at year-end 2012, weighted 92 percent to light and medium crude oil and liquids. Proved reserves increased by 42 percent to 400.4 mmboe.

•
Crescent Point replaced 208 percent of 2012 production on a proved plus probable basis, excluding reserves added through net acquisitions. This is the eleventh consecutive year of strong positive technical and development reserve additions. Including acquisitions, the Company replaced 609 percent of 2012 production on a proved plus probable basis.

•
Crescent Point achieved 2012 finding and development (“F&D”) costs of $19.80 per proved plus probable boe and $26.08 per proved boe of reserves, excluding changes in future development capital (“FDC”). This represents recycle ratios of 2.4 and 1.8 for proved plus probable and proved, respectively. Including changes in FDC, 2012 F&D costs were $27.25 per proved plus probable boe and $33.04 per proved boe, generating proved plus probable and proved recycle ratios of 1.8 times and 1.5 times, respectively.

•
Crescent Point achieved 2012 finding, development and acquisition (“FD&A”) costs of $20.64 per proved plus probable boe and $29.23 per proved boe of reserves, excluding changes in FDC. This represents recycle ratios of 2.3 and 1.6 for proved plus probable and proved, respectively. Including changes in FDC, 2012 FD&A costs were $23.19 per proved plus probable boe and $31.78 per proved boe, generating proved plus probable and proved recycle ratios of 2.1 times and 1.5 times, respectively.

Per boe, except Recycle Ratios	Total Proved	Total Proved plus Probable
F&D
5-year weighted average cost, excluding change in FDC(1)	$21.94	$17.34
2012 cost, excluding change in FDC	$26.08	$19.80
2012 average recycle ratio(2)	1.8	2.4
2012 cost, including change in FDC	$33.04	$27.25

FD&A
5-year weighted average cost, excluding change in FDC	$30.16	$21.68
2012 cost, excluding change in FDC	$29.23	$20.64
2012 average recycle ratio(2)	1.6	2.3
2012 cost, including change in FDC	$31.78	$23.19

(1) Future Development Capital.

(2) Based on 2012 netback (prior to realized derivatives) of $48.14 per boe.

•
Crescent Point generated funds flow from operations of $1.60 billion ($4.83 per share – diluted) in 2012, representing a 24 percent increase over 2011 funds flow from operations of $1.29 billion ($4.65 per share – diluted).

•
Crescent Point maintained consistent monthly dividends of $0.23 per share, totaling $2.76 per share for the year. This is unchanged from $2.76 per share paid in 2011. Since inception in 2001, Crescent Point has paid approximately $3.7 billion in dividends.

•
During the year, the Company executed three bought deal financings, raising more than $2 billion in equity. Crescent Point also completed a private placement of long-term debt in the form of senior guaranteed notes to a group of institutional investors. In total, US$268 million and CDN$32 million was raised through four separate series of notes.

•	The Company’s balance sheet remains strong, with projected average net debt to 12-month cash flow of approximately 1.0 times and significant unutilized credit capacity.

•
Crescent Point continued to implement its disciplined WTI hedging strategy to provide increased certainty over cash flow and dividends. As at March 5, 2013, the Company had hedged 55 percent, 40 percent, 21 percent and 3 percent of its expected oil production, net of royalty interest, for the balance of 2013, 2014, 2015 and the first half of 2016, respectively. Average quarterly hedge prices range from Cdn$90 per bbl to Cdn$93 per bbl.

•
In February 2012, Crescent Point began to ship oil via rail from its Stoughton rail facility, which the Company expanded throughout the year. In addition, the Company added new rail facilities at Dollard in southwest Saskatchewan and in Alberta. Between financial WTI derivatives and term rail contracts, Crescent Point has locked in more than 15,000 bbl/d of production for the next 18 months at selling prices greater than CDN$90.00/bbl. This is more than 10 percent higher than the Company’s average selling prices over the past one, three and five years.

•
Crescent Point is pleased to announce the promotion of C. Neil Smith to Chief Operating Officer. In addition to his new responsibilities, Mr. Smith will continue to be responsible for all aspects of Crescent Point’s drilling, exploitation and acquisition evaluation duties, and will also participate with the rest of the executive team in sourcing business development opportunities. He joined the Company in 2003 as Vice President, Engineering and Business Development, a role he has held until this appointment.

OPERATIONS REVIEW

Fourth Quarter Operations Summary

During fourth quarter 2012, Crescent Point continued to aggressively implement management’s business strategy of creating sustainable, value-added growth in reserves, production and cash flow through acquiring, exploiting and developing high-quality, long-life light and medium oil and natural gas properties.

Crescent Point achieved a new production record in the fourth quarter and averaged 108,007 boe/d, weighted 90 percent to light and medium crude oil and liquids. This represents a growth rate of 8 percent over third quarter 2012 and 33 percent over fourth quarter 2011.

During the quarter, the Company spent a record $405.6 million on drilling and development activities, drilling 169 (127.1 net) wells with a 98 percent success rate. Crescent Point also spent $57.8 million on land, seismic and facilities, for total capital expenditures of $463.4 million.

Drilling Results

The following tables summarize our drilling results for the three months and year ended December 31, 2012:

Three months ended December 31, 2012	Gas	Oil	D&A	Service	Standing	Total	Net	% Success
Southeast Saskatchewan and Manitoba	1	76	1	-	-	78	66.1	98
Southwest Saskatchewan	-	33	-	-	-	33	31.6	100
South/Central Alberta and West/Central SK	-	24	-	-	1	25	20.6	95
Northeast BC and Peace River Arch, Alberta	-	-	-	-	-	-	-	-
United States (1)	-	33	-	-	-	33	8.8	100
Total	1	166	1	-	1	169	127.1	98

Year ended December 31, 2012	Gas	Oil	D&A	Service	Standing	Total	Net	% Success
Southeast Saskatchewan and Manitoba	1	258	1	-	1	261	197.7	99
Southwest Saskatchewan	-	90	-	-	-	90	75.3	100
South/Central Alberta and West/Central SK	1	107	-	-	1	109	68.9	99
Northeast BC and Peace River Arch, Alberta	-	7	-	-	-	7	4.7	100
United States (1)	-	94	-	1	-	95	22.4	100
Total	2	556	1	1	2	562	369.0	99

(1) The net well count is subject to final working interest determination.

Southeast Saskatchewan and Manitoba

In fourth quarter 2012, Crescent Point participated in the drilling of 78 (66.1 net) wells in southeast Saskatchewan and Manitoba, achieving a 98 percent success rate. Of the wells drilled, 62 (56.8 net) were drilled in the Bakken light oil resource play. In fourth quarter, the Company also participated in the drilling of 16 (9.3 net) horizontal wells in conventional zones. In total, the Company drilled 198 (168.7 net) Bakken horizontal wells during 2012, achieving a 99 percent success rate. The Company plans to drill up to 163 net wells in the Viewfield Bakken play during 2013 and to spend approximately $452 million, including expenditures on land, seismic and facilities.

During the quarter, the Company converted five additional Viewfield Bakken producing wells to water injection wells for a total of 46 water injection wells in the play. Production performance from water injection patterns in the Viewfield Bakken resource play continues to exceed Crescent Point’s expectations and we believe has demonstrated the field-wide applicability of waterflood to the play. Discussions with the Saskatchewan government to implement the first of four proposed units for water flooding are advancing.

In the Saskatchewan Bakken, Crescent Point has re-entered existing wells that were originally completed with 8-stage and 16-stage cemented liners and increased them to 25-stage and 30-stage cemented liner completions. The Company is encouraged by results to date and has identified 90 wells in the play as candidates for this process. Crescent Point drilled a fourth 2-mile horizontal well in fourth quarter 2012 in the Flat Lake area. Based on the initial success of these wells, the Company plans to drill six additional 2-mile horizontal wells in 2013. We expect that these wells will be drilled at considerable savings to similar wells drilled across the border in North Dakota, where demand has driven well costs up.

Crescent Point continues to increase deliveries of crude oil through its Stoughton rail facility, allowing the Company to diversify its markets for Bakken crude oil, to more effectively manage pipeline disruptions and to increase netbacks. On average, more than 19,000 bbl/d of Bakken production was delivered through the facility during fourth quarter. The Stoughton rail facility has been expanded to increase shipping capacity to more than 45,000 bbl/d and first quarter 2013 deliveries are expected to be approximately 30,000 bbl/d.

Southwest Saskatchewan

During fourth quarter, the Company participated in the drilling of 33 (31.6 net) oil wells in southwest Saskatchewan, achieving a 100 percent success rate. Of these wells, 30 (30.0 net) were drilled in the Shaunavon area. In total in 2012, the Company drilled 73 (66.6 net) wells in the Shaunavon formation. The Company plans to drill up to 89 net wells in the Shaunavon area in 2013, including 19 Lower Shaunavon wells spaced at 8 wells per section and two at 16 wells per section. Four Upper Shaunavon wells are also planned at 8 wells per section. In 2013, Crescent Point expects to spend approximately $283 million in the area, including expenditures on land, seismic and facilities.

Water is currently being injected into 30 converted wells in both the Lower and Upper Shaunavon unconventional zones. The Company has submitted applications to the Saskatchewan government to establish the first Lower Shaunavon unit for the purpose of implementing a unit-wide water injection scheme.

Crescent Point completed its rail-loading facility in the Dollard area and delivered its first loads in October. During the quarter, the Company railed approximately 2,000 bbl/d. Current capacity is approximately 5,000 bbl/d and the Company plans to expand the facility during the first half of 2013 to accommodate 8,000 bbl/d.

During the quarter, Crescent Point also completed construction of the third of three new batteries planned for 2012. The battery was commissioned in January 2013.

South/Central Alberta and West Central Saskatchewan

During fourth quarter, Crescent Point participated in the drilling of 24 (19.6 net) oil wells in this area, achieving a 95 percent success rate. Of these, 7 (3.5 net) were drilled in the Beaverhill Lake light oil resource play and 9 (8.1 net) were drilled in the Viking area. The Company’s plans for its first waterflood pilot in the Beaverhill Lake play are well underway and the first pilot is expected to be operational in early 2013. In 2013, the Company plans to reduce its capital expenditures in the area to $77 million and to drill 11 net wells to take advantage of expected declines in future capital costs in the play.

By end of fourth quarter 2012, the Company had drilled 18 (18.0 net) wells with a 100 percent success rate in the Viking area on lands acquired in the Cutpick Energy Inc. acquisition. Crescent Point plans to drill 30 net wells on these lands in 2013. The Company plans to convert an additional three producing Viking wells to water injection wells on these lands in 2013. Crescent Point has also added rail shipping capacity in the area, with current loading capacity of 3,000 bbl/d.

Crescent Point has access to a significant land base in southern Alberta and has been pursuing several exploration projects in the area. In fourth quarter 2012, the Company drilled 8 (8.0 net) wells to follow up on previously drilled unconventional exploration wells in the Alberta Bakken play.  These wells are currently under evaluation.

United States

During fourth quarter, the Company participated in the drilling of 33 (8.8 net) oil wells, of which 27 (5.4 net) were in North Dakota, achieving a 100 percent success rate. Crescent Point has been greatly encouraged by the development success and positive reserves revisions in the North Dakota Bakken and Three Forks plays. In 2013, the Company plans to reduce its capital expenditures to $47 million and to drill 2 net wells in the area to take advantage of expected declines in future capital costs in the play.

Of the wells drilled during fourth quarter, 6 (3.4 net) were in the company’s new core area in the Uinta basin of Utah. Crescent Point also participated in fracture stimulating 13 (9.1 net) wells. The Company successfully integrated its field operations in the Uinta basin and is well-positioned to execute and achieve its 2013 operating and capital program targets. In all, Crescent Point plans to spend $195 million in the Randlett area of the Uinta Basin in 2013, including the drilling of up to 74 net wells, 2 of which are expected to be horizontal wells in the Wasatch formation.

Environmental Responsibility

As part of Crescent Point’s ongoing commitment to the environment and to reduce greenhouse gas emissions, Crescent Point has a voluntary reclamation fund for future decommissioning costs and environmental emissions reduction costs. During 2012, the Company contributed $0.50 per produced boe to the fund, of which $0.20 per boe was for future decommissioning costs and $0.30 per boe was directed to environmental emissions reduction.

The reclamation fund increased by $2.7 million during 2012 due to contributions of $18.1 million, partially offset by expenditures of $15.4 million. The expenditures included $12.1 million related primarily to decommissioning work completed in southwest and southeast Saskatchewan, Alberta and Manitoba. The remaining $3.3 million related to environment emissions work completed in southeast Saskatchewan, Alberta and North Dakota to reduce greenhouse gas emissions and to meet and exceed provincial and federal targets. Since inception, $56.0 million has been contributed to the reclamation fund and $45.5 million has been spent.

Effective January 1, 2013, Crescent Point contributes $0.70 per produced boe to the fund, of which $0.40 per boe is for future decommissioning costs and $0.30 per boe is directed to environmental emissions reduction.

RESERVES

In 2012, Crescent Point replaced 208 percent of production on a proved plus probable basis, excluding reserves added through acquisitions. Including acquisitions, the Company replaced 609 percent of production and increased its year-end proved plus probable reserves by 43 percent to 608.8 mmboe and its proved reserves by 42 percent to 400.4 mmboe. Year-end 2011 reserves were 424.8 mmboe proved plus probable and 281.0 mmboe proved.

•
Crescent Point achieved 2012 F&D costs of $19.80 per proved plus probable boe and $26.08 per proved boe, excluding changes in FDC, generating proved plus probable and proved recycle ratios of 2.4 times and 1.8 times, respectively. Including changes in FDC, 2012 F&D costs were $27.25 per proved plus probable boe and $33.04 per proved boe, generating proved plus probable and proved recycle ratios of 1.8 times and 1.5 times, respectively.

•
Crescent Point’s 5-year weighted average F&D cost, including expenditures on land, seismic and facilities, is $17.34 per proved plus probable boe and $21.94 per proved boe, representing 5-year weighted average recycle ratios of 2.8 and 2.2 times, respectively. This highlights the Company’s technical ability to efficiently add value to its large resource-in-place asset base and accurately reflects the full cycle nature of investments in land, seismic and facilities.

•
The Company’s cumulative proved plus probable technical and development reserves additions since inception increased to 322.0 mmboe, which represents 53 percent of year-end 2012 proved plus probable reserves.

The Company’s reserves were independently evaluated by GLJ Petroleum Consultants Ltd. (“GLJ”) and Sproule Associates Ltd. (“Sproule”) as at December 31, 2012, and the following highlights are based on such evaluations.

Summary of Reserves
(Escalated Pricing)

As at December 31, 2012 (1)

	RESERVES(2)
	Oil (Mbbl)		Gas (MMscf)		NGL (Mbbl)		Total (Mboe)
Description	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved producing	187,647	164,493	105,301	96,149	7,284	6,589	212,482	187,107
Proved non- producing	163,467	146,850	97,753	88,427	8,133	7,491	187,891	169,079
Total proved	351,114	311,343	203,053	184,576	15,417	14,080	400,373	356,186
Probable	182,688	160,128	107,319	96,877	7,849	7,037	208,424	183,311
Total proved plus probable (3)	533,802	471,472	310,373	281,453	23,266	21,117	608,797	539,497

(1)	Based on GLJ’s January 1, 2013, escalated price forecast.

(2)
“Gross Reserves” are the total Company’s interest share before the deduction of any royalties and without including any royalty interest of the Company. "Net Reserves" are the total Company's interest share after deducting royalties and including any royalty interest.

(3)	Numbers may not add due to rounding.

Summary of Before and After Tax Net Present Values
(Escalated Pricing)

As at December 31, 2012 (1)

	BEFORE TAX NET PRESENT VALUE ($MM)
	Discount Rate
Description	Undiscounted	5%	10%	15%	20%
Proved producing	9,560	7,042	5,700	4,851	4,258
Proved non-producing	5,753	3,924	2,804	2,070	1,563
Total proved(2)	15,313	10,966	8,505	6,921	5,821
Probable	10,087	6,157	4,314	3,268	2,601
Total proved plus probable(2)	25,400	17,123	12,819	10,189	8,423

	AFTER TAX NET PRESENT VALUE ($MM)
	Discount Rate
Description	Undiscounted	5%	10%	15%	20%
Proved producing	8,855	6,612	5,399	4,622	4,076
Proved non-producing	4,417	2,902	1,981	1,382	972
Total proved(2)	13,273	9,514	7,379	6,004	5,048
Probable	7,253	4,426	3,097	2,338	1,852
Total proved plus probable(2)	20,526	13,940	10,476	8,342	6,900

 (1)           Based on GLJ’s January 1, 2013, escalated price forecast.
 (2)           Numbers may not add due to rounding.

Before Tax Net Asset Value Per Share, Fully Diluted, Utilizing Independent Engineering Escalated Pricing

	2012	2011	2010	2009	2008	2007	2006	2005	2004
PV 0%	$68.39	$71.39	$71.38	$72.01	$80.66	$61.03	$34.08	$21.99	$16.19
PV 5%	$46.49	$49.81	$47.65	$46.91	$49.30	$40.21	$21.61	$15.12	$11.22
PV 10%	$35.11	$38.42	$36.02	$35.08	$34.97	$30.05	$15.70	$11.45	$8.56
PV 15%	$28.15	$31.35	$29.10	$28.27	$26.85	$24.04	$12.27	$9.10	$6.85

Reserves Reconciliation
(Escalated Pricing)

Gross Reserves (1)

For the year ended December 31, 2012

	CRUDE OIL AND NGL (Mbbl)			NATURAL GAS (MMscf)			BOE (Mboe)
	Proved	Probable	Total	Proved	Probable	Total	Proved	Probable	Total
Opening Balance January 1, 2012	258,713	132,562	391,274	133,910	67,112	201,021	281,031	143,747	424,778
Acquired	90,123	41,927	132,051	66,872	34,132	101,004	101,268	47,616	148,884
Disposed	(648)	(220)	(867)	(13,369)	(5,042)	(18,411)	(2,876)	(1,060)	(3,936)
Production	(32,832)	-	(32,832)	(19,868)	-	(19,868)	(36,143)	-	(36,143)
Development	29,510	23,886	53,396	13,771	10,979	24,750	31,805	25,715	57,520
Technical revisions	21,664	(7,618)	14,047	21,737	139	21,876	25,287	(7,595)	17,692
Closing Balance December 31, 2012 (2)	366,531	190,538	557,068	203,053	107,319	310,373	400,373	208,424	608,797

(1)
Based on GLJ’s January 1, 2013, escalated price forecast. “Gross reserves” are the Company’s working-interest share before deduction of any royalties and without including any royalty interests of the Company.

(2)	Numbers may not add due to rounding.

Finding, Development and Acquisition Costs
(Excluding Future Development Capital)
For the year ended December 31, 2012

	CAPITAL EXPENDITURES(1)(4)		RESERVES (3)				FINDING, DEVELOPMENT AND ACQUISITION COSTS(1)(2)
			Total Proved		Proved Plus Probable		Proved	Proved Plus Probable
	$000%		Mboe	%	Mboe	%	$/boe	$/boe
Exploration development and revisions	1,488,947	33	57,092	37	75,212	34	26.08	19.80
Acquisitions, net of dispositions	3,055,258	67	98,392	63	144,948	66	31.05	21.08
Total	4,544,205	100	155,484	100	220,160	100	29.23	20.64

(1)
Exploration, Development and Revisions exclude the change in estimated FDC during 2012. These costs would add $397.1 million and $560.7 million to the proved and proved plus probable reserves categories, respectively. Including these changes, the proved and proved plus probable F&D costs are $33.04 and $27.25 per boe, respectively.

(2)	Including the change in estimated FDC, FD&A costs are $31.78 per proved boe and $23.19 per proved plus probable boe.

(3)	Gross Company interest reserves are used in this calculation (working interest reserves, before deduction of any royalties and without including any royalty interests of the Company).

(4)
The capital expenditures include the announced purchase price of corporate acquisitions rather than the amounts allocated to property, plant and equipment for accounting purposes. The capital expenditures also exclude capitalized administration costs and transaction costs.

F&D and FD&A Costs, $/boe (1)

	2012	2011	3 Years Ended Dec. 31, 2012 Weighted Average
F&D
Total Proved Cost, excluding change in FDC	$26.08	$23.06	$23.58
Total Proved Cost, including change in FDC	$33.04	$33.35	$32.97

Total Proved plus Probable Cost, excluding change in FDC	$19.80	$18.52	$18.64
Total Proved plus Probable Cost, including change in FDC	$27.25	$28.67	$28.19

FD&A
Total Proved Cost, excluding change in FDC	$29.23	$25.20	$30.42
Total Proved Cost, including change in FDC	$31.78	$34.87	$35.31

Total Proved plus Probable Cost, excluding change in FDC	$20.64	$19.95	$22.13
Total Proved plus Probable Cost, including change in FDC	$23.19	$29.35	$26.70

(1)
The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

OUTLOOK

Crescent Point continues to execute its business plan of creating sustainable value-added growth in reserves, production and cash flow through management’s integrated strategy of acquiring, exploiting and developing high-quality, long-life light and medium oil and natural gas properties in United States and Canada.

2012 was one of Crescent Point’s most active and successful years to date. Not only did the Company achieve a new production record and deliver the eleventh consecutive year of growth in reserves, cash flow and production, but it continued to aggressively consolidate its key resource plays, such as the Bakken, Shaunavon and Beaverhill Lake. Through the Ute acquisition in northeast Utah, Crescent Point also established the Uinta Basin as a new core resource play.

Crescent Point’s aggressive consolidation of resource plays where multi-stage fracture stimulation can be implemented has been a key factor in positioning the Company well for future growth. The Company was an early mover in this regard and has now assembled a solid portfolio of high-quality resource play assets in the United States and in western Canada. In 2013, the Company expects to focus on executing organic growth projects across its asset base. Advancing the development of new techniques and concepts is also a priority, as the Company believes that even slight improvements in technology can have big effects on recovery factors when leveraged across its large oil-in-place pools.

As well, Crescent Point expects to continue to develop its expanding waterflood programs in the Bakken, Shaunavon and Viking resource plays, which continue to show positive results. The Company also expects to initiate waterflood programs in Beaverhill Lake and the Uinta Basin.

Crescent Point plans to increase crude oil shipments through its Stoughton, Dollard and Alberta rail facilities, which are providing access to new markets and providing a hedge against price differential volatility. Current capacity at the facilities is approximately 45,000 bbl/d, 5,000 bbl/d and 3,000 bbl/d, respectively. In addition, Crescent Point has more than 15,000 bbl/d of its oil production contracted to rail markets on a firm basis through mid-2014, providing fixed price differentials from WTI. Combined with financial WTI derivatives, these selling prices are fixed at levels greater than CDN$90.00/bbl.

Funds flow from operations for 2013 is expected to be approximately $1.73 billion ($4.48 per share – diluted), based on forecast pricing of US$90.00 per barrel WTI, Cdn$3.50 per mcf AECO gas and a US$/Cdn$1.00 exchange rate.

The Company’s balance sheet remains strong, with projected average net debt to 12-month cash flow of approximately 1.0 times and significant unutilized credit capacity.

Crescent Point continues to implement its disciplined WTI hedging strategy to provide increased certainty over cash flow and dividends. As at March 5, 2013, the Company had hedged 55 percent, 40 percent, 21 percent and 3 percent of its expected oil production, net of royalty interest, for the balance of 2013, 2014, 2015 and the first half of 2016, respectively. Average quarterly hedge prices range from Cdn$90 per bbl to Cdn$93 per bbl.

Crescent Point’s management believes that with the Company’s high-quality reserve base and development drilling inventory, excellent balance sheet and solid risk management program, the Company is well-positioned to continue generating strong operating and financial results through 2013 and beyond.

2013 GUIDANCE

The Company’s guidance for 2013 is as follows:

Production
Oil and NGL (bbls/d)	102,000
Natural gas (mcf/d)	60,000
Total (boe/d)	112,000
Exit (boe/d)	114,000
Funds flow from operations ($000)	1,730,000
Funds flow per share – diluted ($)	4.48
Cash dividends per share ($)	2.76
Capital expenditures (1)
Drilling and completions ($000)	1,170,000
Facilities, land and seismic ($000)	180,000
Total ($000)	1,350,000
Pricing
Crude oil – WTI (US$/bbl)	90.00
Crude oil – WTI (Cdn$/bbl)	90.00
Corporate oil differential (%)	14
Natural gas – AECO (Cdn$/mcf)	3.50
Exchange rate (US$/Cdn$)	1.00

(1)      The projection of capital expenditures excludes acquisitions, which are separately considered and evaluated.

ON BEHALF OF THE BOARD OF DIRECTORS

Scott Saxberg
President and Chief Executive Officer
March 14, 2013

Non-GAAP Financial Measures

Throughout this press release, the Company uses the terms “funds flow from operations”, “funds flow from operations per share – diluted”, “net debt”, “netback”, “payout ratio” and “payout ratio per share – diluted.” These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share – diluted is calculated as funds flow from operations divided by the number of weighted average diluted shares outstanding. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles the cash flow from operating activities to funds flow from operations:

($000s)	2012	2011	% Change
Cash flow from operating activities	1,543,943	1,322,971	17
Changes in non-cash working capital	29,375	(36,078)	181
Transaction costs	16,436	2,679	514
Decommissioning expenditures	12,096	3,685	228
Funds flow from operations	1,601,850	1,293,257	24

Net debt is calculated as current liabilities plus long-term debt less current assets and long-term investments, but excludes derivative asset, derivative liability and unrealized foreign exchange on translation of US dollar senior guaranteed notes. Management utilizes net debt as a key measure to assess the liquidity of the Company.

The following table reconciles long-term debt to net debt:

($000s)	2012	2011	% Change
Long-term debt	1,474,589	1,099,028	34
Current liabilities	698,420	681,279	3
Current assets	(329,711)	(308,515)	7
Long-term investments	(84,906)	(151,917)	(44)
Excludes:
Derivative asset	19,457	10,216	90
Derivative liability	(15,349)	(101,997)	(85)
Unrealized foreign exchange on translation of US dollar senior guaranteed notes	(2,176)	(7,950)	(73)
Net debt	1,760,324	1,220,144	44

Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.

Payout ratio and payout ratio per share – diluted are calculated on a percentage basis as dividends paid or declared (including the value of dividends issued pursuant to the Company’s dividend reinvestment plan) divided by funds flow from operations. Payout ratio is used by management to monitor the dividend policy and the amount of funds flow from operations retained by the Company for capital reinvestment.

Reserves Data

There are numerous uncertainties inherent in estimating quantities of crude oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth above are estimates only. In general, estimates of economically recoverable crude oil, natural gas and NGL reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially. For these reasons, estimates of the economically recoverable crude oil, NGL and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. The Company’s actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

The reserve data provided in this news release presents only a portion of the disclosure required under National Instrument 51-101. All of the required information will be contained in the Company’s Annual Information Form for the year ended December 31, 2012, which will be filed on SEDAR (accessible at www.sedar.com) on March 14, 2013.

Forward-Looking Statements

Certain statements contained in this press release constitute forward-looking statements. All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. The use of any of the words "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well-positioned” and similar expressions are intended to identify forward-looking statements. By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Crescent Point believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. These statements speak only as of the date of this press release or, if applicable, as of the date specified in those documents specifically referenced herein.

In particular, this press release contains forward-looking statements pertaining to the following: the performance characteristics of Crescent Point’s oil and natural gas properties; oil and natural gas production levels; capital expenditure programs; drilling programs; the future cost to drill wells in North Dakota; the use of acid stimulation techniques; the initiation and ongoing development of planned and existing waterflood programs; the quantity of Crescent Point’s oil and natural gas reserves and anticipated future cash flows from such reserves; the quantity of drilling locations in inventory; projections of commodity prices and costs; supply and demand for oil and natural gas; expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; expected debt levels and credit facilities; expected pipeline capacity additions; facility expansion and construction plans; expected deliveries by rail; and treatment under governmental regulatory regimes and the state of certain governmental approvals.

By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, including those material risks discussed in our annual information form under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2012, under the headings “Risk Factors” and “Forward-Looking Information.” The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2012, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Future Changes in Accounting Policies” and “Outlook.” The actual results could differ materially from those anticipated in these forward-looking statements as a result of the material risks set forth under the noted headings, which include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry.

Barrels of oil equivalent (“boes”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during the year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for the year.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise and Crescent Point undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law.

Crescent Point is a conventional oil and gas producer with assets strategically focused in properties comprised of high-quality, long-life, operated light and medium oil and natural gas reserves in United States and Canada.

FOR FURTHER INFORMATION ON CRESCENT POINT ENERGY CORP. PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020 Fax: (403) 693-0070	Toll-free (US & Canada): 888-693-0020 Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111-5th Avenue S.W.
Calgary, Alberta T2P 3Y6